

Mail Stop 3030

April 27, 2009

VIA U.S. MAIL

Kimiko Milheim
Chief Financial Officer
LOGIC Devices Incorporated
1375 Geneva Drive
Sunnyvale, California 94089

> **Re: LOGIC Devices Incorporated**
> **Form 10-K for the year ended September 30, 2008**
> **Filed December 19, 2008**
> **File No. 000-17187**

Dear Ms. Milheim:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief